Advisory: TransAlta first quarter 2013 results, conference call and Annual and Special Meeting of Shareholders

CALGARY, Alberta (April 5, 2013) – TransAlta Corporation (TSX: TA; NYSE: TAC) will release its first quarter 2013 results before market open on Tuesday, April 23, 2013.

TransAlta will hold its Annual and Special Meeting of Shareholders later that afternoon at 1:00 p.m. MT (3:00 p.m. ET) at the Metropolitan Conference Centre - Grand Lecture Theatre, Calgary, Alberta. The Annual and Special Meeting will be broadcast via webcast and conference call. To access the broadcast, please visit http://www.transalta.com/investor-centre/events-presentations/webcasts-conference-calls or use the dial-in information provided below.

Dial-in number:
Toll-free North American participants call: 1-888-396-8064

Following the Annual and Special Meeting of Shareholders TransAlta will hold a conference call and webcast to discuss the first quarter 2013 results with investors, analysts, members of the media and other interested parties the same day beginning at 2:30 p.m. MT (4:30 p.m. ET). The media will be invited to ask questions following investors and analysts.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Brent Ward" as moderator.

Dial-in numbers:
Toll-free North American participants call: 1-800-319-4610

Outside of Canada & USA call: 1-604-638-5340

A link to the live webcast will be available on the Investor Centre section of TransAlta’s website at http://www.transalta.com/investor-centre/events-presentations/webcasts-conference-calls. If you are unable to participate in the call, the instant replay is accessible at 1-604-638-9010 with TransAlta pass code 2231 followed by the # sign. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate geothermal, wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Jantzi-Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good. TransAlta is Canada’s largest investor-owned renewable energy provider.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Stacey Hatcher
Director, Corporate Finance and Investor Relations	Senior Corporate Relations Advisor
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-216-2242
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540

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